SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of a Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ROYAL BANK OF CANADA’S REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-181552, 333-189888 and 333-203433), REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-202632) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-12036, 333-12050, 333-13052, 333-13112, 333-14144, 333-110953, 333-117922 AND 333-178350) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SUPPLEMENTAL DISCLOSURE

The disclosure under “Note 12 Litigation – Royal Bank of Canada Trust Company (Bahamas) Limited Proceedings” in the registrant’s First Quarter 2015 Report to Shareholders, filed as an exhibit to the registrant’s Current Report on Form 6-K dated February 25, 2015, is hereby updated by adding the following: “On April 13, 2015, the investigating judge issued an ordonnance de renvoi referring RBC Bahamas to the French tribunal correctionnel to face the charge of complicity in tax fraud, but not the charge for aggravated money laundering.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Janice R. Fukakusa
Name:	Janice R. Fukakusa
Title:	Chief Administrative Officer and Chief Financial Officer

Date: April 22, 2015